UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 7, 2008.

New Luxottica Group: sales expected to top € 6 billion in 2009

Luxottica CEO: “The merger with Oakley opens countless opportunities”

Business plan presented today in California

Foothill Ranch, California, February 7, 2008 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a world leader in the design, production and distribution of premium and luxury eyewear, will present later today at Oakley’s headquarters in California its business plan, which is based on new business prospects generated by Luxottica’s acquisition of Oakley for US$2.1 billion on November 14, 2007. The merger of the two companies has formed the new Luxottica Group.

The long-term business plan presented today has a clear final objective: to create an innovative business model with countless advantages for consumers, employees and shareholders of Luxottica Group. The plan is based on the combination of Luxottica’s vertical model, its well-balanced brand portfolio and its capacity to reach across the globe with Oakley’s technological capability and undisputed strength in the sports segment.

Key figures: Luxottica Group expects to exceed €6.1 billion in consolidated sales for fiscal year  2009, assuming an average exchange rate of €1 = US$1.45, reflecting an increase of 27% at constant exchange rates from fiscal year 2007. Consolidated sales for fiscal year 2008 are expected to be between €5.6 billion and €5.75 billion. EPS in excess of €1.31 are expected for 2009 (up by 35% from 2007, excluding the impact of exchange rates and trademark amortization). EPS for 2008 are expected to be between €1.11 and €1.14. The Group now expects that it will report fiscal year 2007 EPS of €1.08, reflecting an increase of 24% from fiscal year 2006 at constant exchange rates.

The Group estimates that operating synergies between the two companies will deliver yearly benefits worth €100 million by 2010, broken down as follows: €20 million in 2008, €60 million in 2009 and €100 million in 2010.

“The combination of Luxottica and Oakley changes the future of our industry,” said Andrea Guerra, Luxottica Group CEO, on presenting the plan. “Today is the start of a new Luxottica Group, of three to five years of development, new projects and the exploration of new segments. Two complementary models, two histories that are unique but with much in common: Oakley’s extraordinary sun lens technology and its supremacy in sport together with our scale, links with the luxury and fashion worlds as well as design and manufacturing excellence. The combination of these strengths will enable us to create a competitive edge on a global scale, at all levels of the organization and with unlimited growth potential.

“Our common work already began last summer. Since then, the top 80 Oakley and Luxottica managers have been working together on plans for the future and we are now in the execution phase. This process has been based from the outset on a real integration of people and cultures of our two companies before that of the businesses. This is the only way we can fully realize the extraordinary  opportunity we have in front of us to change the development of our industry.

“Today we are witnessing the creation of new market segments and lifestyles as barriers between technology, luxury and sport come down. There are now three businesses that we have in-house and with which we can consider and guide change while maintaining firm leadership in each segment.

“Our growth forecasts reflect the potential of the new Luxottica Group, for the entire period of the plan.”

Europe and emerging markets are the first priorities of our plan. Throughout the integration, the entire Luxottica sales and operating infrastructure is at the disposal of Oakley, one of the most desired brands in those countries, to more than double Oakley’s sales over the next three years. The retail market, in addition to clear operating synergies coming from the combination of the Luxottica and Oakley store base, will give us the opportunity to tell the story of the Oakley brand in many more new stores, with a particular emphasis on the optical segment.

Among priorities, the plan includes important changes in the industrial and operating space, to immediately leverage all possible operational efficiencies coming from each other’s strengths. The Research & Development area in sun lenses will be an area of important focus, merging Oakley’s skills with Luxottica’s long tradition. Finally, the Group’s new optimal logistics structure will be identified soon.

Thinking about this operation as a business development and not as a simple integration, the plan also includes other projects which further widen the Group’s potential. These projects are: to strengthen retail coverage of the luxury segment in North America; to appropriately position brands such as REVO and Arnette; to encourage the development of our traditional sports brands and strengthening global operating infrastructure for Oliver Peoples, a luxury Californian brand desired globally.

“We have merged the strengths of two winning companies,” concluded Mr. Guerra. “Business planning has concluded and has already entered its execution phase. Now, with our characteristics of speed, entrepreneurship, simplicity and passion, we have to continue striving to meet current and future needs of our customers from a global perspective.”

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts

Media Relations:	Investor Relations:
Carlo Fornaro	Alessandra Senici
Group Corporate Communications Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4062	Tel.: +39 (02) 8633 4069
Email: MediaRelations@luxottica.com	Email: InvestorRelations@Luxottica.com
Luca Biondolillo
Head of International Communications
Mobile: +39 (335) 7870 903
Email: LucaBiondolillo@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: February 8, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER